

A/5
3/5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 7 2009

BRANCH OF REGISTRATIONS
AND
02 EXAMINATIONS

09058365

UNIT
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen, Mooney & Barnes
Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
                          (No. and Street)

Thomasville   Georgia   31792
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sylvia L. Dillinger   229-226-5057
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D.A. Holley & Co., P.A.
               (Name – *if individual, state last, first, middle name*)

2606 Centennial Place	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

3-12

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)


OATH OR AFFIRMATION

I, _Travis S Barnes Jr._, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Allen, Mooney & Barnes Brokerage Services, LLC_, as of _December 31_, _2008_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BELINDA A. HEYS
MY COMMISSION # DD 809263
EXPIRES: November 22, 2012
Bonded Thru Notary Public Underwriters

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. — cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.— N/A — there are none
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. — Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

* Not applicable: Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

**ALLEN, MOONEY & BARNES
BROKERAGE SERVICES, LLC**

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2008

CONTENTS

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)
CHARLES W. PENNINGTON, C.P.A. (1930-2008)

JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

WILLIAM J. RAMSAY, C.P.A.

JAMES D. A. HOLLEY & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY
AUDIT FIRMS
PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D. A. Holley & Co., P.A.

February 20, 2009

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current assets:

Cash - checking account	$ 38,326
Cash - interest bearing	313,544
Commissions receivable	10,763
Other receivables	145,760
Securities	12,962
	$ 521,355

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:

Accounts payable	$ 90,744
Member's equity	430,611
	$ 521,355

The accompanying notes are an integral part of these financial statements.

2

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
For the year ended December 31, 2008

Income:
Commissions and fees	$1,458,953
Interest	8,473
Unrealized loss on securities	(218)
	1,467,208

Expenses:
Management and administrative services	1,080,000
Clearing costs	277,239
Referral fees	91,324
Insurance	18,673
Licenses and registrations	17,306
Other expenses	4,545
	1,489,087

Net loss	$ (21,879)

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2008

	Member's Equity
Balance, December 31, 2007	$ 452,490
Net loss	(21,879)
Balance, December 31, 2008	$ 430,611

The accompanying notes are an integral part of these financial statements.

4

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (21,879)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Increase in receivables	(88,192)
Increase in payables	81,416
Net cash used in operating activities	(28,655)
Cash flows from investing activities:	
Purchase of securities	(12,962)
Decrease in cash	(41,617)
Cash and cash equivalents at beginning of year	393,487
Cash and cash equivalents at end of year	$ 351,870

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in twenty five U.S. states. It has offices in Thomasville, Georgia and Tallahassee, Florida. It is a limited liability company formed November 9, 2000 and is wholly owned by FAIM Investments, LLC. The Company was approved by the SEC and FINRA on March 29, 2007.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk on these accounts. Included in the interest bearing cash balance is a clearing deposit held with the commercial bank of its clearing agent, Raymond James & Associates, Inc.

Receivables

Receivables include commissions which are amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables were all current and collected after year end. Other receivables include accrued earnings on cash balances and margin loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES

Securities are marketable equity securities held as trading securities and are carried at market value.

3. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level.

4. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2008. The agreement is for AMBIA to provide management and administrative services to the Company at a cost of $90,000 per month. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2008 was $1,080,000.

The Company's clearing agent, Raymond James & Associates, Inc., also provides investments services to AMBIA. As of year end, the Company did not owe AMBIA for investment advisory fees that were received through the clearing agent for AMBIA.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
December 31, 2008

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$430,611
Deduct ownership equity not allowable for net capital	
Total ownership equity qualified for net capital	430,611
Additions: None	
Deductions: Total non-allowable assets	145,760
Net capital before haircuts on securities positions	284,851
Haircuts on securities	1,944
Net capital	$282,907

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$282,907
Minimum net capital required	$ 6,049	
Minimum dollar net capital requirement	$100,000	
Net capital requirement		100,000
Excess net capital		$182,907
Excess net capital at 1,000%		$273,832

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 90,744
Percent of aggregate indebtedness to net capital	32%

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2008

Net capital - unaudited Form X-17A-5, Part IIA	$ 282,907
Reconciling items – none	-
Net capital - audited	$ 282,907

Our examination of Allen, Mooney & Barnes Brokerage Services, LLC as of and for the year ended December 31, 2008 disclosed no material inadequacies.

D. A. Holley & Co., P.A.

February 20, 2009

END